Exhibit 21.1

Subsidiaries of TopCo

The following list of subsidiaries applies after completion of the Business Combination:

Name	Jurisdiction of Formation/ Organization
Alvotech Hf	Iceland
Alvotech Germany GmbH	Germany
Alvotech Malta Limited	Malta
Alvotech Swiss AG	Switzerland
Alvotech UK Ltd	United Kindom
Alvotech USA Inc.	United States
Alvotech Hannover GmbH	Germany